Filed Pursuant to Rule 253(g)(2)
File No. 024-10928

HappyNest REIT, INC

SUPPLEMENT NO. 3 DATED AUGUST 19, 2022

TO THE OFFERING CIRCULAR DATED JULY 12, 2021

This Offering Circular Supplement No. 3 (“Supplement No. 3”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Investment in Fleetwood 3MC LLC

On August 12, 2022, HNR Fleetwood LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited liability membership interest in Fleetwood 3MC, LLC (“Fleetwood 3MC”), pursuant to a subscription agreement (the “Fleetwood Subscription Agreement”), for an aggregate investment amount of $200,000.

Fleetwood 3MC plans to purchase a 100% ownership interest in the property commonly known as 232 E. 11th Street, Chattanooga, TN 37402 (collectively, the “Property) is a 161-unit multi-family apartment building. However, Fleetwood 3MC may choose to purchase an undivided interest in the Property and enter into a tenants in common management agreement with other co-owners of the Property. Fleetwood 3MC intends to generate significant capital gains and current income by adding value to the Property through capital improvements, rent arbitrage, cost control, operational efficiency analysis, and occupancy growth. Details of this acquisition can be found here.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 3 is not complete without and may not be delivered or used except in connection with the Offering Circular filed with the Commission on July 12, 2021, Offering Circular Supplement No. 1 dated and filed with the Commission on July 13, 2022, and Offering Circular Supplement No. 2 dated and filed with the Commission on July 22, 2022, including all exhibits.